Act: 1934
Section:
Rule: 12H-3
Public Availability: 5/15/2009

NO ACT

DC
PE
5-14-09

May 15, 2009

Received SEC

MAY 1 5 2009

Washington, DC 20549

[redacted]

09011609

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Silverstar Holdings, Ltd.
Incoming letter dated May 14, 2009

Based on the facts presented, the Division will not object if Silverstar Holdings stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended March 31, 2009. In reaching this position, we note that Silverstar Holdings has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8, and those post-effective amendments are effective. We assume that Silverstar Holdings will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended March 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero

Sebastian Gomez Abero
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2009

Mail Stop 4546

Joseph Walsh
Troutman Sanders LLP
Attorneys at Law
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0700

Re: Silverstar Holdings Ltd.

Dear Mr. Walsh:

In regard to your letter of May 14, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Request Pertains to Rule 12h-3 under the Securities Exchange Act of 1934

TROUTMAN SANDERS

TROUTMAN SANDERS LLP
Attorneys at Law
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0700
212.704.6000 telephone

May 14, 2009

Via Electronic Mail and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Silverstar Holdings, Ltd. (Commission File No. 000-27494)

Ladies and Gentlemen:

On behalf of our client, Silverstar Holdings, Ltd. (the "Company"), we request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending June 30, 2009, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

Background

The Company was founded in September 1995 as a Bermuda corporation to pursue opportunities in South Africa under the name First South Africa Corp, Ltd. At that time the Company's business plan was to acquire, own and operate seasoned, closely held companies in South Africa with annual sales in the range of approximately $5 million to $50 million. The Company acquired 17 businesses based in South Africa that were as a group engaged in the following industries: (i) value added specialty foods; (ii) lifestyle products; (iii) packaging equipment and materials; (iv) air conditioning and refrigeration machinery components; and (v) metal washers used in the fastener industry.

In 1999, the Company shifted its focus to the Internet, technology and e-commerce sectors, and away from South Africa by acquiring a majority stake in Leisureplanet.com, an Internet travel services company. In connection with the shift in its business plan, the Company changed its name to Leisureplanet Holdings, Ltd. In 2000, the Company disposed of its operations in South Africa, closed Leisureplanet.com and acquired 100% of Fantasy Sports, Inc. ("Fantasy Sports"), which operated the Fantasycup.com website, and specialized in subscription based NASCAR, college football and basketball and other fantasy sports games. The Company sold Fantasy Sports in April 2006. In 2001, the Company changed its name to Silverstar Holdings, Ltd. and acquired 100% of Student Sports, Inc. ("Student Sports"), which (i) published Student Sports Magazine; (ii) owned and produced the "Inside Cal Hi Sports - Bay Area" television program; (iii) owned and operated Area Code Baseball; and (iv) operated the Studentsports.com and packwestfootball.com web sites. The Company sold Student Sports in 2003.

As of January 1, 2009 the Company was the parent company of (i) Empire Interactive, PLC, a publisher of interactive entertainment software for all game platforms that the Company acquired in December 2006 and (ii) Strategy First, Inc., a publisher of entertainment software for the personal computer that the Company acquired in April 2005. The Company is also a minority shareholder in Magnolia Broadband Wireless, a development stage company which is developing mobile wireless broadband products.

From January 24, 1996 until March 12, 2009, the Company's common stock, par value $0.01 per share (the "Common Stock"), was quoted on the NASDAQ Stock Market, and, as a result, was registered under Section 12(g) of the Exchange Act. Subsequently, as a result of the NASDAQ Stock Market becoming a national securities exchange on August 1, 2006, the Company's Common Stock became registered under Section 12(b) of the Exchange Act. The Company's Common Stock did not at any time trade on any other national securities exchange, other than the NASDAQ Stock Market. In addition, the Company's Class A Redeemable Warrants, Class B Redeemable Warrants and Units (consisting of one share of Common Stock, one Class A Redeemable Warrant and one Class B Redeemable Warrant) are registered under Section 12(g) of the Exchange Act. All of these warrants have either been exercised for Common Stock or expired on or before January 24, 2001, and no Units have been outstanding since such time.

On March 12, 2009 the NASDAQ Stock Market suspended the Company's Common Stock as a result of its noncompliance with NASDAQ Marketplace Rule 4310(c)(3) (as of April 13, 2009 Marketplace Rule 4310(c)(3) has been reorganized as NASDAQ Marketplace Rule 5550(b)(1)). NASDAQ Marketplace Rule 4310(c)(3) requires that a listed company maintain either (i) stockholders' equity of at least $2,500,000, (ii) a market value of its listed securities of at least $35,000,000, or (iii) net income from continuing operations of at least $500,000 during the last fiscal year or two of the last three fiscal years. On March 26, 2009, the NASDAQ Stock Market filed an application on Form 25 with the Commission to strike the Company's Common Stock from listing on the NASDAQ Capital Market and to withdraw the Company's Common Stock from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(b) thereunder. Pursuant to Rule 12d2-2(d)(1), the application on Form 25 to strike the Company's Common Stock from listing on the NASDAQ Capital Market became effective on April 5, 2009, which was 10 days after the Form 25 was filed with the Commission. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the Company's Common Stock under Section 12(b) of the Exchange Act is expected to become effective on June 24, 2009, which is 90 days after the Form 25 was filed with the Commission. However, pursuant to Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its Common Stock under Section 12(b) of the Exchange Act was suspended upon the effective date for the delisting of the Company's Common Stock, which was on April 5, 2009.

The Company intends to file a Form 15 with the Commission to deregister its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(I)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Company's Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act is expected 90 days (or such shorter period as the Commission may determine) after the Company's files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, pursuant to Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act is suspended immediately upon the Company's filing of the certification on Form 15. Subject to the Staff's concurrence with the request set forth in this letter, the Company also intends to file a certification on Form 15 with the Commission to suspend the Company's duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3. The Company intends to file one Form 15 to suspend both the Company's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act and the Company's duty to file reports under Section 15(d) of the Exchange Act, only after obtaining the relief sought by this letter.

Notwithstanding the suspension of the Company's reporting obligation as a result of the deregistration of its Common Stock under Section 12(b) of the Exchange Act, and the deregistration of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act upon the Company's filing of a Form 15 pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file a Quarterly Report on Form 10-Q for the third quarter ended March 30, 2009 and subsequent reports because the Company previously filed registration statements under the Securities Act that were automatically updated during the fiscal year ending June 30, 2009. In the absence of obtaining the relief sought by this letter, once the Company's Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units are no longer registered under Section 12 of the Exchange Act, the Company will continue to have a reporting obligation under Section 15(d) of the Exchange Act.

Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act shall be suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of May 1, 2009, according to the Company's transafer agent, it had 20,197,911 outstanding shares of its Common Stock, held by 90 record holders and there were no record holders of its Class A Redeemable Warrants, Class B Redeemable Warrants and Units, and, as of the date of this letter, the Company has filed all the Section 13(a) reports required by Rule 12h-3(a), without regard to extensions provided under Rule 12b-25. Thus, the Company satisfies the requirements of Rule 12h-3(a) and (b). However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. In the absence of Rule 12h-3(c) upon the suspension of the Company's reporting obligation as a result of the registration of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act, the Company would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

The Company has the following debt securities outstanding: (i) a variable rate secured convertible debenture due April 30, 2010 in the aggregate principal amount of $1,400,000 (the "Variable Debenture"); and (ii) 9% secured convertible debentures due March 19, 2012 in the aggregate principal amount of $7,500,000 (the "9% Debentures"). The Variable Debenture and the 9% Debentures were issued in private placements exempt from registration under Section 4(2) of the Securities Act. None of the holders of the Variable Debenture and the 9% Debentures are affiliates of the Company, and none of the holders of the Variable Debenture and the 9% Debentures have registration rights. The Company has no reporting obligation pursuant to Section 12 or Section 15(d) of the Exchange Act with respect to such securities. In addition, none of the purchase agreements, Variable Debenture, 9% Debentures or any documents related thereto require the Company to submit, provide or file reports under the Exchange Act with the Commission, and the Company will not do so on a voluntary basis or otherwise.

The Company acknowledges that, (i) if on the first day of any subsequent fiscal year there are more than 300 holders of record of any of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3 and (ii) it is not required to register any other securities under Section 12 of the Exchange Act. Additionally, other than as a result of the filing of a Securities Act registration statement covering the sale or resale of the Common Stock, the Class A Redeemable Warrants, the Class B Redeemable Warrants and the Units, the Company does not have reporting obligations under Section 15(d) of the Exchange Act as a result of any other securities registered under a Securities Act registration statement.

Registration Statements

The Company had the following effective registration statements on Form S-8 and Form S-3 pursuant to which the Company registered shares of the Company's Common Stock in prior fiscal years, which registration statements were automatically updated in the fiscal year ending June 30, 2009 for purposes of Section 10(a)(3) of the Securities Act with the filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the Commission on October 14, 2008.

- *From S-8 (File No. 333-131967)* filed and effective on February 21, 2006. This registration statement registered an aggregate of 625,000 shares of the Company's Common Stock for issuance under the 2004 Stock Incentive Plan and under Stock Option Agreements with each of Clive Kabatznik and Joseph Abrams.

- *From S-8 (File No. 333-109932)* filed and effective on October 23, 2003. This registration statement registered an aggregate of 625,000 shares of the Company's Common Stock for issuance under the 1995 Stock Option Plan, as amended and under a Stock Option Agreement with Graham Cohen.

- *Form S-8 (File No. 333-90035)* filed and effective on November 11, 1999. This registration statement registered an aggregate of 1,000,000 shares of the Company's Common Stock for issuance under stock option plans for Clive Kabatznik, Cornelius J. Roodt, Pierre Kleinhans and Michael Levy.

- *Form S-8 (File No. 333-36359)* filed and effective on September 25, 1997. This registration statement registered an aggregate of 350,000 shares of the Company's Common Stock for issuance under the 1995 Stock Option Plan.

- *Form S-3 (File No. 333-53507)* filed on May 22, 1998 and declared effective by the Commission on May 29, 1998. This registration statement registered an aggregate of 2,074,873 shares of the Company's Common Stock (729,979 shares of which are issuable upon the sale thereof by the holder of the same amount of Class B Common Stock named therein and 1,344,894 shares of which may be offered by an escrow agent pursuant to an escrow agreement), for resale by the selling shareholders named therein from time-to-time.

- *Form S-1 (File No. 33-99180*) filed on November 9, 1995, as amended by Pre-Effective Amendment No. 1 filed on December 12, 1995, as amended by Pre-Effective Amendment No. 2 filed on January 16, 1996, as amended by Pre-Effective Amendment No. 3 filed on January 24, 1996, as amended by Post-Effective Amendment No. 1 filed on November 12, 1996, as amended by Post-Effective Amendment No. 2 on Form S-3 to Form S-1 filed on April 9, 1998. The registration statement was declared effective by the SEC on April 23, 1998. This registration statement registered for resale 2,591,301 shares of the Company's Common Stock issuable upon exercise of the Class A Redeemable Warrants and Class B Redeemable Warrants issued in connection with the Company's initial public offering.

- *Form S-1 (File No. 333-33561)* filed on August 13, 1997, as amended by Pre-Effective Amendment No. 1 filed on December 8, 1997, as amended by Pre-Effective Amendment No. 2 filed on January 22, 1998, as amended by Pre-Effective Amendment No. 3 filed on February 10, 1998, as amended by Post-Effective Amendment No. 1 on Form S-3 to Form S-1 filed on May 14, 1999. This registration statement was declared effective by the SEC on May 14, 1999. This registration statement registered 3,564,425 shares of the Company's Common Stock (1,850,477 shares of which were issuable upon the conversion of 9% senior subordinated convertible debentures, 1,578,948 shares of which were issauble able upon conversion of increasing rate senior subordinated convertible debentures, and 135,000 shares of which were issuable upon exercise of a certain placement warrants), for resale by the selling shareholder named therein from time to time.

- *Form S-3 (File No. 333-95577)* filed on January 28, 2000 and declared effective by the Commission on February 4, 2000. This registration statement registered an aggregate of 3,166,547 shares of the Company's Common Stock (1,379,310 shares of which were acquired in connection with a private placement in December 1999, 135,000 shares of which were issued as a placement fee in connection with a private placement of debentures in 1997, 800,000 shares of which are issuable upon exercise of certain unit purchase options and class A and class B warrants underlying such unit, issued to the underwriter of the Company's initial public offering in January 1996, 720,000 shares of which are issuable upon exercise of another warrant issued to one of the Company's co-branding partners in June 1999, 132,237 shares of which may be offered by an escrow agent pursuant to escrow agreements between the Company, the escrow agent and various former shareholders of certain of the Company's lifestyle products companies), for resale by the selling shareholders named therein from time-to-time.

- *Form S-3 (File No. 333-90606)* filed on June 17, 2002 and declared effective by the Commission on June 26, 2002. This registration statement registered an aggregate of 900,000 shares of the Company's Common Stock acquired in connection with the Company's purchase of the assets of Student Sports, Inc. on September 24, 2001, for resale by the selling shareholders named therein from time-to-time.

- *Form S-3 (File No. 333-130020)* filed on November 30, 2005 and declared effective by the Commission on December 9, 2005. This registration statement registered an aggregate of 4,768,412 shares of the Company's Common Stock (which represents 130% of the number of shares of the Company's Common Stock issuable upon conversion of a Variable Rate Secured Convertible Debenture and upon exercise of warrants to purchase shares of the Company's Common Stock issued in private placement on October 31, 2005), for resale by the selling shareholder named therein from time-to-time.

- *Form S-3 (File No.* 333-144770) originally filed on July 23, 2007, as amended by Pre-Effective Amendment No. 1 filed on August 24, 2007 and Pre-Effective Amendment No. 2 filed on August 29, 2007 and declared effective by the Commission on August 31, 2007. This registration statement registered an aggregate of 3,968,544 shares of the Company's Common Stock (3,540,936 shares of which were acquired in connection with a private placement on July 5, 2007 (including 1,483,441 shares of which are issuable upon exercise of warrants), 56,180 shares of which were acquired in connection with the Company's acquisition of Empire Interactive, plc on December 5, 2006, and 371,428 shares of which were acquired in connection with a private placement on November 22, 2006), for resale by the selling shareholders named therein from time-to-time.

- *Form S-3 (File No.* 333-146234) filed on September 21, 2007 and declared effective by the Commission on October 4, 2007. This registration statement registered an aggregate of 7,141,126 shares of the Company's Common Stock acquired in connection with a private placement on September 6, 2007 (including 2,991,730 shares of which are issuable upon exercise of warrants), for resale by the selling shareholders named therein from time-to-time.

On May 1, 2009 and May 12, 2009, pursuant to Regulation S-K, Item 512(a)(3), the Company filed post-effective amendments to all of the registration statements on Form S-8 and Form S-3 set forth above to remove from registration any unsold securities remaining under such filings and all of these post-effective amendments have been declared effective by the Commission. No sales of the Company's Common Stock were made under any of the registration statements set forth above during the current fiscal year.

Discussion

During the fiscal ending June 30, 2009, the Company's registration statements on Form S-8 and Form S-3 were automatically updated under Section 10(a)(3) of the Securities Act upon the filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and, as a result, the Company is not permitted to rely on Rule 12h-3 to suspend its filing requirements under Section 15(d) of the Exchange Act. The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. The Commission has recognized and the Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the

Commission stated that the purpose of periodic reporting under Section 15(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release").

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008). We believe that the Company should be able to rely on Rule 12h-3 to suspend its duty to file current and periodic reports under Section 15(d) of the Exchange Act, notwithstanding the provisions of Rule 12h-3(c), because (i) it is otherwise eligible, (ii) the stated purpose of Rule 12h-3(c) of providing current information to purchasers and the investing public is not at issue in this case, (iii) it would impose an onerous financial burden on the Company, (iv) would involve significant management efforts, and (v) the benefits of continued reporting do not outweigh the burdens on the Company of making such filings. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company and disproportionate to the benefits to be derived given the recent limited trading activity in the Company's Common Stock. In addition, the Company currently does not have material ongoing operations and on May 1, 2009, the Company's wholly-owned subsidiary, Empire Interactive Europe plc, entered into administration under the jurisdiction of the High Court of Justice, Chancery Division, Bristol District Registry, in the United Kingdom. Administration is the United Kingdom's insolvency process. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 1988). We also note that the Staff has in other instances provided no-action relief despite the fact that more than a very limited number of record holders continued to hold securities. *See, e.g.*, Metro One Telecommunications, Inc. (available February 9, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); ViewSonic Corporation (available March 14, 2008); Bausch & Lomb Incorporated (available November 6, 2007)

The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under

Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See e.g.*, Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

Finally, the policy concerns behind Section 15(d) of the Exchange Act reporting obligations are not at issue in the Company's situation. The Company has filed post-effective amendments to each of its registration statements on Form S-8 and Form S-3 to deregister any shares of the Company's Common Stock that remained unsold as of the date of the filing of these amendments. Accordingly, no investors will be able to purchase the Company's Common Stock pursuant to these registration statements and require the protection of Section 15(d) of the Exchange Act.

Conclusion

We respectfully request, for the foregoing reasons, that the Staff confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-3 and S-8 during the fiscal year ending June 30, 2009, will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

On May 1, 2009 and May 12, 2009, the Company filed post-effective amendments to each of the registration statements on Form S-8 and Form S-3 set forth above to deregister any of the Company's securities that remained unsold and all of these post-effective amendments have been declared effective by the Commission. Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 simultaneously requesting the termination of its registration of its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act and the suspension of its obligations to file current and periodic reports under Section 15(d) of the Exchange Act. The Company intends to deregister its Common Stock, Class A Redeemable Warrants, Class B Redeemable Warrants and Units under Section 12(g) of the Exchange Act on the same Form 15 it wishes to file in connection with the suspension of its reporting obligations under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail. If you have any questions or require additional information, please contact Henry I. Rothman (henry.rothman@troutmansanders.com; 212-704-6179) or the undersigned (joseph.walsh@troutmansanders.com; 212-704-6030).

Sincerely,

/s/ Joseph Walsh

Joseph Walsh